CIBT EDUCATION GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2010

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28, 2010	August 31, 2009
ASSETS

CURRENT
Cash	$12,017,032	$10,337,128
Accounts receivable (Note 3)	9,169,076	7,571,016
Marketable securities	147,655	147,655
Prepaid expenses and other assets	3,526,962	3,481,744
Inventory	566,164	477,978

	25,426,889	22,015,521
PROPERTYAND EQUIPMENT, net (Note 5)	3,650,673	3,738,812
INTANGIBLE ASSETS (Note 6)	14,227,178	14,410,019
GOODWILL (Note 6)	7,010,875	7,010,875
DEFERRED FINANCE FEES	151,918	-
FUTURE INCOME TAX ASSETS (Note 11)	1,939,311	-
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS	227,041	202,724

	$52,633,885	$47,377,951

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 4)	$4,287,146	$5,384,767
Income taxes payable	624,748	481,352
Deferred educational revenue	15,521,837	15,010,112
Capital lease obligations – current portion	72,643	98,231
Long-term debt – current portion	28,840	182,112
Due to related parties (Note 14)	202,321	274,563

	20,737,535	21,431,137

FUTURE INCOME TAX LIABILITIES (Note 11)	1,976,296	1,741,607

CAPITAL LEASE OBLIGATIONS	302,721	291,220

LONG-TERM DEBT	43,889	44,327

	23,060,441	23,508,291

NON-CONTROLLING INTERESTS	1,212,681	1,198,606

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	47,709,836	44,350,606

CONTRIBUTED SURPLUS (Note 8)	5,139,680	4,944,877

WARRANTS (Note 7)	63,000	648,600

TREASURY SHARES HELD (Note 9)	(3,273,790)	(4,325,491)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(526,358)	(440,725)

DEFICIT	(20,751,605)	(22,506,813)

	28,360,763	22,671,054

	$52,633,885	$47,377,951

SUBSEQUENT EVENT (Note 18)

Approved on behalf of the Board:

“Toby Chu”	“Jack Brozman”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
REVENUES
Educational	$10,466,098	$9,584,772	$21,857,735	$19,586,871
Design and advertising	390,294	281,587	684,517	800,397
Consulting	-	-	-	-

	10,856,392	9,866,359	22,542,252	20,387,268

DIRECT COSTS
Educational	3,574,001	3,510,090	7,308,190	7,412,098
Design and advertising	161,322	110,163	267,555	366,618

	3,735,323	3,620,253	7,575,745	7,778,716

OTHER EXPENSES
General and administrative (Note 15)	6,605,115	5,665,292	13,255,192	11,394,000
Amortization	332,012	401,143	654,708	858,075
Stock-based compensation	70,164	184,220	172,270	401,175

	7,007,291	6,250,655	14,082,170	12,653,250

	113,778	(4,549)	884,337	(44,698)

INTEREST INCOME	4,746	16,343	8,079	62,527
FOREIGN EXCHANGE (LOSS) GAIN	(14,813)	90,249	(96,765)	470,639
INTEREST ON LONG-TERM DEBT	(10,624)	(10,073)	(24,510)	(21,219)
LOSS ON DISPOSAL OF ASSETS	-	-	(9,075)	-

INCOME BEFORE INCOME TAXES	93,087	91,970	762,066	467,249

INCOME TAX RECOVERY (PROVISION) (Note 11)
Current income tax provision	(41,624)	(218,196)	(131,235)	(327,629)
Future income tax recovery	1,866,030	1,702	1,704,622	3,405

	1,824,406	(216,494)	1,573,387	(324,224)

INCOME (LOSS) AFTER INCOME TAXES	1,917,493	(124,524)	2,335,453	143,025

NON-CONTROLLING INTERESTS	(72,303)	47,712	(300,137)	(70,168)

NET INCOME (LOSS)	$1,845,190	$(76,812)	$2,035,316	$72,857

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$0.03	$(0.00)	$0.03	$0.00

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$1,845,190	$(76,812)	$2,035,316	$72,857
Unrealized translation adjustments	(24,839)	29,420	(85,633)	240,398

Comprehensive income (loss)	$1,820,351	$(47,392)	$1,949,683	$313,255

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	66,468,128	61,332,412	64,411,613	61,453,572
Diluted	66,853,758	61,332,412	64,808,578	61,453,572

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited)

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of period	$(501,519)	$(185,920)	$(440,725)	$(396,898)
Unrealized translation adjustments	(24,839)	29,420	(85,633)	240,398

Balance, end of period	$(526,358)	$(156,500)	$(526,358)	$(156,500)

Ending balance of accumulated other comprehensive loss comprised of:

Unrealized translation adjustments	$(526,358)	$(156,500)	$(526,358)	$(156,500)

Balance, end of period	$(526,358)	$(156,500)	$(526,358)	$(156,500)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
DEFICIT, BEGINNING OF PERIOD	$(22,402,460)	$(21,724,551)	$(22,506,813)	$(21,874,220)

NET INCOME (LOSS)	1,845,190	(76,812)	2,035,316	72,857

EXCESS OF COST OF REDEMPTION OVER PROCEEDS ON SALE OF TREASURY SHARES (Note 9)	(194,335)	-	(280,108)	-

DEFICIT, END OF PERIOD	$(20,751,605)	$(21,801,363)	$(20,751,605)	$(21,801,363)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$1,845,190	$(76,812)	$2,035,316	$72,857
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	332,012	401,143	654,708	858,075
- stock-based compensation	70,164	184,220	172,270	401,175
- amortization of deferred curriculum costs	19,973	36,617	35,115	23,922
- future income tax provision	(1,866,030)	(1,702)	(1,704,622)	(3,405)
- loss on disposal of assets	-	-	9,075	-
- non-controlling interests	72,303	(47,712)	300,137	70,168

	473,612	495,754	1,501,999	1,422,792
Net changes in non-cash working capital items (Note 16)	(1,955,826)	(2,377,521)	(1,305,257)	(924,779)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(1,482,214)	(1,881,767)	196,742	498,013

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(186,556)	(28,597)	(449,664)	(368,727)
Curriculum development costs	(32,140)	(26,184)	(73,764)	(27,804)
Acquisition of net assets of business entities	(886,333)	(886,333)	(886,333)	(886,333)
Disposal of controlling interest in variable interest entity, net of cash received	-	-	-	(401,980)

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(1,105,029)	(941,114)	(1,409,761)	(1,684,844)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	195,000	-	3,297,430	-
Treasury share transactions	-	(90,079)	(29,674)	(214,098)
Advances (to) from related parties	49,081	(179,167)	227,758	(263,421)
Non-controlling interest draws	(110,000)	-	(260,000)	-
Lease obligation repayments	(22,423)	(8,661)	(50,734)	(22,647)
Loan principal repayments	(61,884)	(65,322)	(153,710)	(153,397)
Deferred finance fees	(74,099)	-	(74,099)	-

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(24,325)	(343,229)	2,956,971	(653,563)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(19,019)	(265,300)	(64,048)	559,220

NET INCREASE (DECREASE) IN CASH	(2,630,587)	(3,431,410)	1,679,904	(1,281,174)

CASH, BEGINNING OF PERIOD	14,647,619	13,082,973	10,337,128	10,932,737

CASH, END OF PERIOD	$12,017,032	$9,651,563	$12,017,032	$9,651,563

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.  Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  All dollar amounts in these financial statements are expressed in Canadian dollars unless otherwise stated.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2009.  The Company’s accounting policies are in accordance with Canadian generally accepted accounting policies and are consistent with those outlined in the 2009 audited consolidated financial statements.  In management’s opinion, these unaudited interim consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly such information.  The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.  As of February 28, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %
CIBT School of Business & Technology Corp.	0.14%
Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Future accounting standards
Recent Accounting Pronouncements
In December 2008, the CICA issued three new accounting standards:
(a) Handbook Section 1582 “Business Combinations”
(b) Handbook Section 1601 “Consolidated Financial Statements”
(c) Handbook Section 1602 “Non-Controlling interest”
These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at February 28, 2010 and August 31, 2009:

	February 28, 2010	August 31, 2009
Trade receivables	$9,824,531	$7,999,851
Less: allowance for bad debts	(655,455)	(428,835)

	$9,169,076	$7,571,016

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at February 28, 2010 and August 31, 2009:

	February 28, 2010	August 31, 2009
Trade accounts payable	$2,234,750	$2,346,716
Payroll and related liabilities	998,635	1,164,802
SSDC purchase price payable	-	886,333
Tuition fees and grants payable	816,422	804,380
Others	237,339	182,536

	$4,287,146	$5,384,767

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at February 28, 2010 and August 31, 2009:

	February 28, 2010	August 31, 2009
Furniture and equipment	$3,860,413	$3,753,930
Leasehold improvements	2,788,614	2,593,965
Equipment under capital lease	524,524	548,287

	7,173,551	6,896,182

Accumulated amortization - furniture and equipment	(2,030,019)	(1,858,534)
Accumulated amortization - leasehold improvements	(1,313,975)	(1,132,401)
Accumulated amortization - equipment under capital lease	(178,884)	(166,435)

	(3,522,878)	(3,157,370)

	$3,650,673	$3,738,812

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:

		February 28, 2010
		Accumulated	Carrying
	Cost	Amortization	Value
Intangible assets subject to amortization

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the current period	-	(162,845)	(162,845)
Foreign exchange adjustments	(26,996)	7,000	(19,996)

Ending balance	$4,296,592	$(1,993,754)	$2,302,838

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current period			-

Ending balance			$11,924,340

Total intangible assets			$14,227,178

Goodwill

Beginning balance			$7,010,875

Additions during the current period			-

Ending balance			$7,010,875

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL(cont’d)

		August 31, 2009
Amounts restated		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance, as restated	$4,264,064	$(1,221,027)	$3,043,037

Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184

Ending balance	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Beginning balance, as restated			$11,924,340

Additions during the current year			-

Ending balance			$11,924,340

Total intangible assets			$14,410,019

Goodwill

Beginning balance, as restated			$6,335,441

Additions during the current year			675,434

Ending balance			$7,010,875

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL (cont’d)

	February 28, 2010
		Accumulated	Carrying
	Cost	Amortization	Value
Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(167,055)	$181,278
Internally developed curriculum – acquired	2,052,000	(296,400)	1,755,600
Foreign university cooperative agreements and others	1,896,259	(1,530,299)	365,960

	$4,296,592	$(1,993,754)	$2,302,838

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,227,178

	August 31, 2009
Amounts restated		Accumulated	Carrying
	Cost	Amortization	Value
Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(126,338)	$221,995
Internally developed curriculum – acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684

	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,410,019

The consolidated financial statements of the Company as of August 31, 2008 were restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from the Company’s December 2007 business combinations involving CIBT and SSDC.  The August 31, 2008 purchase price allocations relating to these business combinations were amended.  The Company’s previously issued annual consolidated financial statements were restated to give effect to these amendments.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 7 – SHARE CAPITAL

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2008 and 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at February 28, 2010	69,226,011	$47,709,836

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders’ fees were payable in connection with a portion of the financing.  On November 4, 2009, the Company closed the first tranche of the non-brokered private placement.  Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.  On November 24, 2009, the Company closed the second tranche of the non-brokered private placement.  Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $101,270 under the second tranche closing.  Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

The fair value of the agent’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of one year; risk-free interest rate of 0.57%; expected dividend yield of 0% and an expected volatility of 82.9%.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 7 – SHARE CAPITAL (cont’d)

Share purchase warrants
The Company has 210,000 share purchase warrants outstanding exercisable at a price of $0.70 per share exercisable to November 3, 2010.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, February 28, 2010	210,000	0.70	0.68 years

Details of warrants outstanding and exercisable as at February 28, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
210,000	$0.70	November 3, 2010	0.68 years

210,000

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,835,000 shares at prices ranging from $0.51 per share to $2.00 per share exercisable for periods ending from February 19, 2011 to June 21, 2012.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 7 – SHARE CAPITAL (cont’d)

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Balance, August 31, 2008	4,535,000	1.18	2.57 years

- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options expired during the period	(25,000)	0.50
- options exercised during the period	(390,000)	0.50

Balance, February 28, 2010	3,835,000	1.24	1.55 years

Details of options outstanding as at February 28, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
1,325,000	$0.58	February 19, 2011	0.98 years
100,000	$1.70	March 19, 2011	1.05 years
750,000	$2.00	March 19, 2011	1.05 years
210,000	$0.51	January 21, 2012	1.90 years
1,450,000	$1.53	June 21, 2012	2.31 years

3,835,000	$1.24 Average Price

Of the 3,835,000 options outstanding, a total of 3,685,000 options were exercisable as at February 28, 2010.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 7 – SHARE CAPITAL (cont’d)

Stock-based compensation
On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant.  The fair value of these options at the date of grant totalling $1,380,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%.  The estimated fair value of the options granted to employees, officers and directors is recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On October 1, 2007, 120,000 stock options were granted to consultants of the Company at a price of $1.62 per share, exercisable for a term of one year.  These options vest at a rate of 25% at the end of each of 3, 6, 9 and 12 months from the date of grant.  On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $1.70 per share to $2.00 per share, exercisable for a term of three years.  Of these options, 100,000 vest immediately and 750,000 vest at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant.  The fair value of these options at the date of grant totalling $564,500 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of three years; risk-free interest rate of 2.65%; expected dividend yield of 0% and an expected volatility of 44.1%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On January 22, 2009, 210,000 stock options were granted to employees, officers and directors of the Company at a price of $0.51 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $52,500 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.38%; expected dividend yield of 0% and an expected volatility of 75.0%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, August 31, 2008	$4,363,779

Stock compensation on vesting of stock options	581,098

Balance, August 31, 2009	4,944,877

Fair value of agent’s warrants for private placement	63,000
Reverse fair value of agent’s warrants for private placement - expired	585,600
Stock compensation on vesting of stock options	172,270
Allocated to share capital on exercise of options	(124,800)
Deficit from sale of treasury shares (Note 9)	(501,267)

Balance, February 28, 2010	$5,139,680

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 9 – TREASURY SHARES

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at February 28, 2010, 2,399,024 common shares with an accumulated cost of $3,273,790 have been recorded as treasury shares held.  On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid expired on October 8, 2009.

By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the period.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value
Balance, August 31, 2008	2,450,696	$3,948,460

Purchases of treasury shares	695,800	377,031

Balance, August 31, 2009	3,146,496	4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the period	(789,472)	(1,081,375)

Balance, February 28, 2010	2,399,024	$3,273,790

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at February 28, 2010 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets

Cash	$12,017,032	$-	$-	$-	$12,017,032
Accounts receivable	-	-	9,169,076	-	9,169,076
Marketable securities	1,133	146,522	-	-	147,655

	$12,018,165	$146,522	$9,169,076	$-	$21,333,763

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$4,287,146	$4,287,146
Long-term debt	-	-	-	72,729	72,729
Due to related parties	-	-	-	202,321	202,321

	$-	$-	$-	$4,562,196	$4,562,196

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS (cont’d)

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

NOTE 11 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 30.17% (2008 – 32.62%).  Income tax provision in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s domestic operations in Canada.

During the period ended February 28, 2010, the Company recorded a future income tax recovery of $1,939,311 relating to the recognition of the potential benefit of non-capital losses of the Company.  Of this amount, $166,833 relates to current period non-capital losses of CIBT Education Group Inc. (Corporate) and $1,772,478 relates to prior period non-capital losses of CIBT Education Group Inc. (Corporate) against which valuation allowances had previously been provided.  As a result of certain tax planning strategies enacted by the Company and related administrative position changes by tax authorities in Canada, the Company’s assessment as to the potential realization of these non-capital losses changed during the period which resulted in the recording of this future income tax recovery and a corresponding future income tax asset.

NOTE 12 – RISK MANAGEMENT

The Company is engaged primarily in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at February 28, 2010 is reported net of allowance for bad debts of $655,455 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 12 – RISK MANAGEMENT (cont’d)

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities, service obligations with respect to deferred revenues, and operating commitments as at February 28, 2010:

	February 28, 2010					August 31, 2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total
Accounts payable and accrued liabilities	$4,287,146	$-	$-	$-	$4,287,146	$5,384,767
Income taxes payable	624,748	-	-	-	624,748	481,352
Deferred revenues	15,521,837	-	-	-	15,521,837	15,010,112
Capital leases	72,643	234,571	68,150	-	375,364	389,451
Long-term debt	28,840	43,889	-	-	72,729	226,439
Operating leases	1,243,761	2,759,928	227,845	-	4,231,534	4,462,954

	$21,778,975	$3,038,388	$295,995	$-	$25,113,358	$25,955,075

NOTE 13 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity, short-term debt and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the short-term debt and long-term debt.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 14 – RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at February 28, 2010, Weifang owed $2,135,890 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at February 28, 2010, CIBT owed $415,864 (August 31, 2009 – $790,546) to Weifang.

As at February 28, 2010, a balance of $202,321 (August 31, 2009 – $274,563) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $202,321 balance is comprised of $73,269 due to the CEO of the Company, $179,031 due to a non-controlling partner in one of the SSDC campus operations, $145,683 due from the President of SSDC and $95,704 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of the $300,000 bonus owing to the CEO (refer to Note 9).  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly instalments of $100,000 per quarter.  During the six month period ended February 28, 2010, the Company and its subsidiaries incurred $576,607 (2009 – $505,940) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.

NOTE 15 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
Advertising	$1,397,859	$1,138,490	$3,081,892	$2,387,790
Bank charges and interest	59,701	46,562	115,547	92,833
Consulting and management fees	320,472	169,211	615,019	491,049
Directors insurance	79,889	79,074	79,889	79,074
Investor relations	43,367	3,407	61,025	12,007
Office and general	935,168	923,627	1,726,125	1,761,562
Professional fees	562,573	374,285	1,193,757	812,505
Rent	722,396	796,095	1,448,346	1,519,977
Salaries and benefits	2,412,289	2,065,441	4,793,022	4,087,333
Travel and promotion	71,401	69,100	140,570	149,870

	$6,605,115	$5,665,292	$13,255,192	$11,394,000

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 16 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended February 28, 2010	3 Months Ended February 28, 2009	6 Months Ended February 28, 2010	6 Months Ended February 28, 2009
Accounts receivable	$898,625	$1,814,048	$(1,601,956)	$(850,790)
Prepaid expenses	295,867	328,992	(126,484)	(313,274)
Inventory	44,432	(33,024)	(88,186)	(3,844)
Accounts payable and accrued liabilities	(546,372)	(863,531)	(265,993)	(638,889)
Income taxes payable	73,135	202,329	169,796	230,371
Deferred revenues	(2,721,513)	(4,037,234)	607,566	412,254
Other assets	-	210,899	-	239,393

	$(1,955,826)	$(2,377,521)	$(1,305,257)	$(924,779)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2010
(Unaudited)

NOTE 17 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments

	Six Months Ended February 28, 2010					Six Months Ended February 28, 2009
	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$4,250,712	$17,607,023	$-	$-	$21,857,735	$5,528,266	$14,058,605	$-	$-	$19,586,871
Design and advertising	-	-	684,517	-	684,517	-	-	800,397	-	800,397

	$4,250,712	$17,607,023	$684,517	$-	$22,542,252	$5,528,266	$14,058,605	$800,397	$-	$20,387,268

Revenues, net of direct costs	$2,205,299	$12,344,246	$416,962	$-	$14,966,507	$2,890,285	$9,284,488	$433,779	$-	$12,608,552
Other expenses and items:
Amortization	(252,752)	(358,266)	(12,894)	(30,796)	(654,708)	(255,222)	(557,149)	(14,742)	(30,962)	(858,075)
General and administrative	(1,729,573)	(8,844,005)	(390,625)	(2,290,989)	(13,255,192)	(2,087,541)	(7,378,793)	(413,892)	(1,513,774)	(11,394,000)
Stock-based compensation	-	-	-	(172,270)	(172,270)	-	-	-	(401,175)	(401,175)
Interest on long-term debt	-	(24,510)	-	-	(24,510)	-	(21,219)	-	-	(21,219)
Foreign exchange gain (loss)	(89,769)	-	(3,333)	(3,663)	(96,765)	395,257	-	25,743	49,639	470,639
Loss on disposal of assets	-	(9,075)	-	-	(9,075)	-	-	-	-	-
Non-controlling interests	(15,461)	(284,676)	-	-	(300,137)	89,985	(160,153)	-	-	(70,168)
Other income	7,503	-	576	-	8,079	36,226	-	7	26,294	62,527
Income tax recovery (provision), net	(47,024)	(318,900)	-	1,939,311	1,573,387	(170,594)	(153,630)	-	-	(324,224)
Inter-segment transactions	-	(1,724,175)	13,619	1,710,556	-	-	(655,068)	18,835	636,233	-

Net income (loss)	$78,223	$780,639	$24,305	$1,152,149	$2,035,316	$898,396	$358,476	$49,730	$(1,233,745)	$72,857

Total assets	$16,240,195	$30,661,313	$324,248	$5,408,129	$52,633,885	$18,968,133	$23,079,484	$322,351	$693,018	$43,062,986

Property and equipment	$1,077,118	$2,479,300	$88,281	$5,974	$3,650,673	$1,549,639	$2,284,826	$115,917	$7,467	$3,957,849

Intangible assets – As restated (Note 6)	$6,270,175	$7,786,240	$-	$170,763	$14,227,178	$6,552,055	$7,859,000	$-	$231,027	$14,642,082

Goodwill – As restated (Note 6)	$2,287,905	$4,722,970	$-	$-	$7,010,875	$2,287,905	$3,836,637	$-	$-	$6,124,542

Non-controlling interests	$738,262	$474,419	$-	$-	$1,212,681	$836,124	$255,088	$-	$-	$1,091,212

Capital expenditures	$81,180	$368,484	$-	$-	$449,664	$133,357	$235,370	$-	$-	$368,727

NOTE 18 – SUBSEQUENT EVENT

On March 15, 2010, the Company completed the acquisition of KGIC Education Group Inc. (“KGIC”).  The Company acquired substantially all of the assets of KGIC for a total of $9 million payable as follows: $5 million in cash, subject to a working capital adjustment, and an additional $4 million which will be paid by way of an earn out subject to KGIC achieving certain revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones over the next three years.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.  KGIC is one of the largest private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.